[SRZ Letterhead]




                                  May [ ], 2010


VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Linda B. Stirling

                    Re:    GLG Investment Series Trust
                           File Nos. 811-22360 and 333-163462


Dear Ms. Stirling:

     Per our discussion, attached are the changed pages of the GLG International Small Cap Fund's prospectus reflecting the modification to the fund's name and the related changes to its 80% investment strategy. If you have any questions or need any other information, please call me at (212) 756-2131. Thank you for your help.


Very truly yours,


/s/ George M. Silfen
--------------------
George M. Silfen

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.


                              SUBJECT TO COMPLETION



                                   PROSPECTUS

                                  Dated , 2010





                        GLG INTERNATIONAL SMALL CAP FUND


                              Institutional Shares

                      SERIES OF GLG INVESTMENT SERIES TRUST

                         -------------------------------

                                 390 Park Avenue
                               New York, NY 10022
                         -------------------------------










          This Prospectus describes GLG International Small Cap Fund (the "Fund"), the sole series of shares currently offered by GLG Investment Series Trust. Institutional Shares, which are being offered by this Prospectus, are currently the only class of shares being offered by the Fund.


          This Prospectus has information about the Fund that you should know before you invest. You should read it carefully and keep it with your investment records. As with all mutual funds, the U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or completeness of this Prospectus. It is a criminal offense to suggest otherwise.

                               RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

          The Fund's investment objective is to achieve maximum capital appreciation. There is no assurance that the Fund will achieve its objective.


          PRINCIPAL INVESTMENT STRATEGIES. In pursuing its objective, the Fund will normally invest at least 80% of its assets in the equity securities of small capitalization companies located outside of the United States. Equity securities consist of common stock, depositary receipts, and securities convertible into common stock, such as warrants, rights, convertible bonds, debentures and convertible preferred stocks. Our investment adviser, GLG Inc. (the "Adviser"), considers a company to be a small capitalization company if it has a market capitalization that falls within the range of capitalizations of companies in the bottom 25% of the MSCI Market Investable Equity Universe at the time of investment. As of December 31, 2009, the average market capitalization of the bottom 25% of the MSCI Market Investable Equity Universe ranged from $46.4 million to $6.9 billion and averaged $1.4 billion. The foregoing 80% policy may be changed by the Board of Trustees of the Fund (the "Board"), without a vote of shareholders. The Fund will provide shareholders with at least sixty (60) days' prior written notice of any such change.


          The Fund will normally invest in companies located in at least three countries outside of the United States. Although the Fund is not subject to any additional geographic requirement, the Fund expects that the majority of its investments will be in the developed markets of Western Europe and Asia. A company will be considered located outside of the United States if it derives a majority of its revenues or profits from, or has a majority of its assets in, a country or countries other than the United States.

          In determining which portfolio securities to purchase, the Adviser utilizes an investment approach that combines top-down analysis with bottom-up stock research and selection. The factors used by the Adviser in its top-down analysis include its evaluation of economic, political, regulatory, demographic or industry-specific trends and developments. From a bottom-up perspective, the factors the Adviser considers include assessments of management, industry structure, business model, financial information and intrinsic value.

          The Adviser seeks securities of companies which it deems to have attractive long-term prospects with valuations that are lower than the Adviser's perception of their intrinsic value.

          In determining which portfolio securities to sell, the Adviser generally considers one or more of the following factors, among others: (i) whether, for any reason, the Adviser's underlying rationale for investing in the security has changed; (ii) whether the proceeds from the sale of a portfolio security can be used to invest in a more attractive investment opportunity;
(iii) optimizing asset allocation; (iv) if a security appreciates such that, as a total percentage of the